Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

Date: September 17, 2021

Below is a joint press release made by Union Acquisition Corp. II and Procaps Group, S.A. on September 17, 2021.

Procaps Group and Union Acquisition Corp. II Featured on TheStreet’s Boardroom Alpha

Ruben Minski, Chief Executive Officer of Procaps Group, and Kyle Bransfield, Chief Executive Officer of Union Acquisition Corp. II, Talk to Boardroom Alpha’s David Drapkin About its Upcoming Business Combination and Growth Prospects for the Future

To listen to the interview please click here

To access the interview, please use the following information:

The interview is available for replay at https://www.thestreet.com/boardroomalpha/spac/procaps-union-latn-spac-deal and can be accessed via the investor relations section of Procaps’ website here.

Additional Key Highlights

•	On August 26th 2021, Union Acquisition Corp. II and Procaps Group Announced the Filing of the definitive proxy statement and the September 22, 2021, Extraordinary General Meeting to vote on the proposed business combination. For more information click here.

•	On August 23rd 2021, Procaps Group announced that in conjunction with Procaps Group’s recent virtual analyst day and second quarter 2021 earnings results, it has released two new videos showcasing its Manufacturing and Research & Development facilities across Latin America. Please click on the links below to view the short videos.

•	The Future of Innovation in Pharmaceutical Oral Delivery Systems examines the breadth and depth of the Procaps Group company and products.

•	Innovation As a Differentiation in Technology, Products and Culture discusses Procaps Group’s purpose, opportunities and product developments, and its mission to create sustainable pharmaceutical solutions.

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 4,700 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com, which will also contain a link to the Registration Statement. The Registration Statement includes audited consolidated financial statements of Procaps Group as of and for the fiscal years ended December 31, 2020 and 2019.

About Union Acquisition Corp. II

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

About the Proposed Business Combination with Union Acquisition Corp. II

Completion of the Business Combination, which is expected to take place in the third quarter of 2021, is subject to approval by LATN shareholders and other customary closing conditions. The combined company will be led by Ruben Minski, Procaps Group Founder, Chairman & CEO. Upon closing of the Business Combination (assuming none of the LATN shareholders redeem any of their LATN ordinary shares in connection with the approval of the Business Combination and including the redemption of certain shares held by IFC), existing Procaps Group shareholders are expected to hold approximately 76% of the combined company, which shares will be subject to certain lock-up arrangements.

Institutional investors have committed to an upsized private investment in public equity (“PIPE”) of $100 million in ordinary shares of LATN, which will be converted into ordinary shares of the combined company upon the closing of the Business Combination. The PIPE will close concurrently with the Business Combination. Subject to any redemptions by LATN shareholders, there is approximately $137.5 million in cash currently held in LATN’s trust account. It is anticipated that the combined company will have approximately $237.5 million in gross cash proceeds (before transaction-related expenses and the redemption of certain shares held by IFC) to fund organic growth through capacity expansion, plant improvements, working capital investments, e-Health platform improvements and R&D expenses, inorganic growth via accretive acquisitions and the redemption of certain shares from IFC.

The Registration Statement, which was declared effective by the SEC on August 26, 2021, contains important information about Procaps Group’s business and operations, proposed Business Combination with Union Acquisition Corp. II and the proposals to be considered by the LATN shareholders.

Additional information about the transaction including the Registration Statement can be viewed here: https://investor.procapsgroup.com.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Procaps Group, S.A. (“Holdco”), a subsidiary of Crynssen Pharma Group Limited (“Procaps Group”) that will become the holding company of LATN and Procaps Group as of the closing of the proposed Business Combination, filed a Registration Statement pursuant to Rule 424(b)(3) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, shareholders and other interested persons to read the Registration Statement, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed Business Combination transaction. The definitive proxy statement/prospectus included in the Registration Statement was mailed on August 30, 2021, to shareholders of LATN as of a record date established for voting on the proposed Business Combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The definitive proxy statement/prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including 2021 net revenue and Adjusted EBITDA, and 2026 expected revenue; the closing of the issuance and sale of new senior notes to refinance indebtedness; the expected use of proceeds from the issuances and sale of such senior notes; expectations relating to Procaps Group’s ability to invest in growth through organic and inorganic growth; estimated product and product candidate launches in next three years; expected LatAm pharma sales, healthcare expenditures and boost in demand from aging LatAm population; the expected gross cash proceeds from the Procaps Group Business Combination and its effects on expansion; and the closing of the Business Combination transaction. Such forward-looking statements with respect to the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed Business Combination; (2) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed Business Combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed Business Combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed Business Combination; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the Business Combination agreement, the occurrence of any event that could give rise to the termination of the Business Combination agreement, the ability to recognize the anticipated benefits of the Business Combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed Business Combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the Business Combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed Business Combination, costs related to the proposed Business Combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Registration Statement filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522

Below is a transcript of the September 16, 2021 episode of the “Know Who Drives Return” podcast from Boardroom Alpha discussing the proposed business combination of Union Acquisition Corp. II and Procaps Group.

The podcast can be found at the following link: https://www.thestreet.com/boardroomalpha/spac/procaps-union-latn-spac-deal

David Drapkin:

Hello, everyone and welcome back to another edition of the Boardroom Alpha podcast. Today, it’s our pleasure to be speaking with Ruben Minski. Ruben is the founder, Chairman and CEO of Procaps Group. Procaps is going public via Union Acquisition Corp II. We also have Kyle Bransfield, who’s the CEO of that SPAC, joining us today. Procaps and Union have a shareholder vote scheduled for next week, September 22. Ruben and Kyle, thanks for taking the time to speak to us today. Really appreciate it.

Ruben Minski:

Thank you for having us, David.

David Drapkin:

To kick things off, why don’t you tell us a little bit about the Procaps Group, you know, an overview of the business and you know, the quick history, if you will.

Ruben Minski:

Right. So, our company was founded by my family back in 1977. We like to think of it as a 44-year-old, very young and entrepreneurial spirit all over it. We are a healthcare pharmaceutical company in the region, we are the largest CDMO. That’s a contract manufacturing organization, in LatAm. And we are top three globally, in terms of softgel capsule production, six manufacturing sites, the first FDA approved facility in Latin America for the US market, more than 5000 of our extended family are part of our organization. And we sell our product services to more than 50 countries worldwide, very inclined to innovation for patents, around patents, core patents are on 50 more coming, very vertically and horizontally integrated. Our revenue this year, David, is going to be around $400 million with an EBIDTA around $105 million.

David Drapkin:

Right. So, thank you for that. So, you say you’re a 45-year-old company, why is now the right time to go public? What was going into your decision-making process to choose now as the time to enter the public markets?

Ruben Minski:

That’s a great question. For the last few years, we have always had in our mind that for 2023, 2024, we were going to go public. It was an important issue for us, we felt that we had much more to offer to the world than what we have where we have been doing with restricted public funding from the banks and other organizations. So, what we decided, at that time, is we will construct everything along the ways of 2023. What happened is that we really felt last year that we were very alienated resources, a pipeline, a huge amount of talent. And we felt that it was the right moment to try to jump into the possibility of being a public company. And we saw the whole SPAC space, we were extremely lucky to find the Union Acquisitions group and Kyle and Dan. And they were fantastic. We have had a great ride with them. And they were extremely happy that we took that decision right now.

David Drapkin:

That’s great. And so, you know, let’s talk about the SPAC for a second. You know, Procaps is not what you would say, some of the SPAC trends out there. You know, you’re not an electric carmaker. You’re not a pre revenue pre product, you know, crazy pie in the sky company. You are a real established 40-year-old company with real EBITDA. Can you talk about the decision to go the SPAC route via other capital markets transaction or traditional IPO? What sort of drove you to this SPAC decision?

Ruben Minski:

Well, the SPAC gave us a great amount of positive alternatives. The most important one, of course, was the fast-track things that we can say that we wouldn’t be able to say otherwise in an IPO. And, yes, if you compare us with other SPACs out there in the market, definitely, our union, it comes on board with an important revenue with a long history of success of revenues. So, it is quite a differentiating factor between us and other SPACs in the marketplace.

David Drapkin:

Right. And then the decision to go with Union. Can you talk a little bit about what was attractive from Union’s perspective, maybe there’s back history that had a part to do with it.

Ruben Minski:

Absolutely. We found that Union had, of course, the leadership they had were impeccable, is impeccable. I think that also they have great experience, not only just in the SPAC world, but also in South America. They were very keen and very oriented to South America, which takes a very important frame of mind to think of the great potential that South America has, and all the emerging markets have, as far as growth is concerned. So, we have found great chemistry. We are extremely happy. They have taken us by the hand in many of the situations there, which, you know, honestly, they know about, regarding the whole SPAC process, and we are extremely happy. We made a fantastic, good decision.

David Drapkin:

Great. And Kyle, maybe this is a question for you. Given this, as you know, the second go around for you guys. You know, what, what drove you towards Procaps? You know, anything that you learned from transaction one, you know that’s helping you in transaction number two?

Kyle Bransfield:

Yeah, pretty much everything from transaction one that’s been helpful for the playbook of transaction two. I’d say there’s some commonality. You know, number one, what we saw in Procaps is a business that has integrity, that has long standing relationships with companies like Pfizer, Abbott, Bayer, Glaxo. And that means something to us, they have multi-year contracts, they have managed quite well, their FX exposure, which in the emerging markets is something that we are keenly focused on. Sustainability and the focus on the human side of business is actually very important to us. It’s a common theme. Bioceres is focused on global problems, solving how we feed a massively growing population. Ruben and his team from the get-go have been focused on how do they improve the quality of care and the quality of life of not only South Americans, but the 50 other countries they serve around the world, including developed countries. It’s an area that has shown, we’ve shone, quite a bright spotlight given COVID. And I’m proud to be a part of it. In terms of, you know, tactics, yeah, you know, we went the PIPE route this time, there’s a reason we did not go a PIPE route with Bioceres. Bioceres is now trading 30%-40%, up on average, we will be in a position with this company, I think, to attract some of the leading private businesses to join us in M&A. And that’s in the developing world and the developed world. You know, just engaging with folks like yourself is something that we’ve been focused on. PR is the name of the game in terms of getting the message out, especially in today’s SPAC market. Retail individuals, institutions, they need to understand what we’re doing. And we’re trying to do that in a better way this time than we did last time.

David Drapkin:

Right. Right. Totally agree. And, you know, that brings me to another question. Obviously, your stock is trading above $10. But given how a lot of these merger votes have been going recently, namely high redemptions, how are you and the company thinking about capitalization going forward in the event that you would see higher than expected redemptions, maybe?

Kyle Bransfield:

Yeah, totally. David, I’ll just tackle the elephant in the room. We’re in a very high redemption environment for SPACs. That’s just something that’s out of the control of myself and Ruben. Having said that, we have a PIPE that is delivering $100 million of capital. And the PIPE is different in its complexion. Our PIPE is fundamental, long only. And I’m sure folks have said this to you. But, actually, we do not have anyone, any technical investors. We don’t have any trading investors. We have LatAm focused, healthcare oriented, investors in our PIPE. They’ve also been very active in supporting, or I expect them to be very active in supporting, the stock post-closing. This is a business that’s been well tracked by investors before we even showed up on the screen, so, there’s a lot of interest.

You know, in a high-redemption environment, we’re prepared for that. And I don’t think we’re going to we’re going to be there. I think we’re going to deliver something normal to the business. You’ll also notice that Ruben very intelligently organized the debt side of his capital structure before close, and this business only levered 2.6 times. And it’s, it’s growing substantially. So, look, we’re going to deliver the maximum amount of capital that we can from our trust account, and we’re going to use the public markets, which is one of the reasons Ruben is attracted to it, to bring in the capital that is needed to deliver and continue to grow the business.

David Drapkin:

Right. Thank you for that. And was that debt offering strictly a refinancing?

Kyle Bransfield:

It was. The point there is if you look at the individuals or the institutions that are behind it, they’re pretty big boys. And they’re very well-known guys. I mean, Prudential, insurance companies, these are people that want to deploy more than $115 million bucks on the cover of the offering. And, I suspect, there’s many more that will come along in the event that we find an interesting M&A, which is a big part of our strategy.

David Drapkin:

Right. Right. And when you talk about the PIPE shareholders, are any of the PIPE shareholders that you say are long term shareholders, were they previous investors in the company, or are they all new investors in the company?

Ruben Minski:

With the PIPE holders, this is a very important question, David. What we have is on our board, and in our shareholder position, we have Alejandro Weinstein. He’s the chairman of our M&A committee. And he is the former CEO of CFR Pharmaceuticals, which was a very successful company in the region, which is from a Chilean origin. And, later on, they built the company through M&A acquisitions and many other various movements. And they finally sold the company to Abbott for almost $3 billion. So, he’s very much involved in this. And many people that are also in the pipeline knew us from the past, but also knew Alejandro, and they were important investors now in the pipe that we have the pleasure of having with us now.

David Drapkin:

Great. And, so, can you help us think about the valuation struck at 1.1 billion? If I’m an investor, how should I think about that valuation in context and maybe relative to some of your peers in the market?

Ruben Minski:

Okay, we feel that what we did is we decided this on purpose is that we wanted to put a share value very small, very low number, very attractive, is 10.75. All the companies that you see, not only from the LatAm region, but also worldwide in the pharma business and in the CDMO business, go from either maybe 13, 14, to up to 20-22 times EBITDA. So, we feel that we have made a major effort to bring on important investors for the long term by putting such an attractive multiple on that.

Kyle Bransfield:

David, if I could just piggyback on that, I just point to one specific call. I would say Blau Pharmaceuticals, this is a company that we have been, we know, the Union has been close with. And that’s been one of the most successful Brazilian IPOs of all industries of late and, in healthcare, it’s a shining star. That valuation is a substantial gap from what we are starting from. And we think that’s how you design an attractive deal to grow into the market, in addition to, not taking any secondary to the primary drivers of value here. Ruben and the team, the family, no one’s taken any cash out. Their cash will come when the stock rises, and everybody else makes money.

David Drapkin:

Right. Right. That’s some of your public company experience working in your favor there. Can you talk about growth prospects for Procaps is M&A, organic growth, or can you talk a little bit about that?

Ruben Minski:

Yeah, from the organic side, we have a huge pipeline, very important pipeline. And we have important rollouts and expansion into new geographies and new therapeutic areas in the business. So, we do expect, organically speaking, in five-years-time to be a $1 billion company. We have no questions about it. We feel that the space is there for us to grow. We’re going to have the higher teens growth in years to come for the next few years. We have through the vision that we have of the pipeline and the territory, we are absolutely convinced of that. In addition to that, we also have the inorganic growth. And in that our M&A is quite ambitious, led by Alejandro Weinstein. We are looking into different businesses, we’re very busy. We have been doing that for the last eight months or so. And they there are great opportunities for us to capitalize on.

David Drapkin:

Not to be negative, but what would some obstacles be, you know, that might stand in the way of maybe hitting some of your targets.

Ruben Minski:

Most of the time, you know, the pharma business, as such, has very low permeability in the social issues and everything because of course, governments and people, of course, health is number one priority. For governments, especially in the region, that’s a non-negotiable item. They want to cover more and more of the social medicine system for the benefit of the inhabitants of the countries. So, we, we don’t foresee really any major situations that will obstruct us from this growth. Actually, it is the other way around. We feel that there is a great wind in our favor, as in general, the region is growing at a much faster rate in the pharma business than the worldwide growth as the aging population comes on board. And they’re really great spaces for us to grow further than even when expected. You know, once again, we are very much keen into and we have been taught by our friends at Union to under promise and over deliver for years to come.

David Drapkin:

That’s sage advice. You know, so and also in some of these SPAC transactions, you know, a lot of the bad rap that you know, sponsors are getting or they’re in it for more transactional reasons. And maybe they do the transaction, then they go away. How is Union? I see that you guys are joining the board. Are you intending to be a long-term partner of Procaps?

Kyle Bransfield:

Without a doubt, I mean, every SPAC has a little bit of a different approach. And, you know, to your point earlier about being attracted to or using the vehicle for late stage venture sort of high growth, hyper-growth really, businesses, we are high growth with 35% year over year revenue growth in LatAm. Hyper-growth, okay, is an area that we are aware of. LatAm has some really interesting targets. However, what we do is we can add value to businesses like Ruben. Our DNA is fundamental, fundamental investing for the most part. And if you look at Bioceres, you know, I sit on that board, among three of the committees. We have helped by way of M&A, we have used our own balance sheet, my own capital, and my partner’s Juan Sartori, who is a sitting senator in Uruguay. When Macri lost the election, we have the debt financing in place. And we stepped in when that went sideways, and we provided a $15 million loan to the company, subordinated, and, in a blink of an eye, in order to allow the business to continue to grow. We bring governance expertise. You know, the folks around the table include guys like and gals like Dan Mudd and Farah Rintala. Dan was CEO fortress, CEO of Fannie Mae, these are individuals steeped in public company governance. And I don’t mean that in terms of Ruben needs help getting his shop in order. No, no, no, it’s all about Sarbanes Oxley, it’s about, you know, really taking that step to being a public company, and we’re here to help. We’re here to help him in the long term, I would own the stock forever if I could.

David Drapkin:

Right, again, a little more on the, you know, the transitioning from, from private to public. Obviously, you have a lot of experience there. You know, how have you helped Ruben and the company prepare? Because it’s obviously a much different construct, you know, once you’re in the public.

Kyle Bransfield:

Absolutely. So, in a few different ways. I mean, number one, it’s already started. If you look at our PR, what we’re doing in our role right now, pre-transaction is really trying to prep the company for what the public wants to see, number one, but more importantly, what they need. And you need for them to run an M&A campaign, you need some folks that are experienced in M&A? Yes, my team can do that. But what we want to do is build the long-term team that can continue that campaign, with or without us. And we’ve done that. Ruben attracted Alejandro Weinstein, who we can’t emphasize enough, the head of the M&A Committee has brought in the CFO that architected most of the M&A at CFR that ultimately sold that Ruben has referenced, that is a starting point. Number two, we helped bring accounting resources to the company, to start that process. You know, it’s an ongoing process with Sarbanes Oxley and reporting and automating systems. I mean, this company has 5000 employees, right? You’ve got to integrate, you’ve got to orient, you’ve got to educate them on things like insider trading. All of that has been started. And we’re going to continue that, you know, going forward.

David Drapkin:

Right. Right. And then, you know, on Union, right, so one successful transaction another in the works. Will we see a third?

Kyle Bransfield:

Absolutely, uh, you know, we have a couple of vehicles that we’re working on. And, you know, this SPAC market is not overly strong. But yeah, we’re here to stay. We’re global. You know, one thing that I’m very proud of. You know, our team members are everywhere, from Saudi Arabia, to the UK, to Canada, to the US to Uruguay to Brazil. So, you know, I think what you’ll see from us is vehicles that absolutely focus on companies like Procaps. We’re here to stay in LatAm. I think you’ll see us spread our wings a little bit and maybe go after some global targets, particularly in Europe, where we see interesting opportunities. In no way do we want to be like everybody else. I mean, at the very beginning of Union was, let’s do a SPAC, but let’s be different. 97% of the time of our first IPO, 97% of SPACs were focused on North American targets. I don’t want to be swimming in that pond.

David Drapkin:

97% focus on North America and very broad and, you know, sometimes don’t stick to their stated targets. Great. Well, guys thank thanks again. Any parting words, you know, ahead of the vote next week, you know, that that you think shareholders should know?

Ruben Minski:

Okay, maybe from my side, David, is that we feel that there is a great space to be an investor of a great company. We have been absolutely dedicated ourselves for years to innovation. We’re absolutely obsessed with it. We have great technologies. We feel there is great space, not only in the regional expansion, but also to be a global player in the softgel business, function related business. We have created patents and everything for cost competitiveness that allow us to think big in this region. And what we need now is long term investors that believe in us, and we will absolutely comply with our promises. So, thank you so much for having us.

Kyle Bransfield:

Excellent. And the only thing I’d add, David, is while we were sitting here conducting this interview, 1.5 million shares have traded at an all-time high of $10.18. So, let’s go.

David Drapkin:

Kyle. Ruben. Thanks again, so much for your time. Best of luck in the in the transaction and Procaps going forward. Thank you.